AMENDED & RESTATED

OPERATING AGREEMENT
OF
BORDER X BREWING LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

By this AMENDED & RESTATED OPERATING AGREEMENT (the "Agreement"), made and entered into as of August 31, 2017 (the "Effective Date") those persons and entities whose names, addresses and signatures are set forth below, being the Members of BORDER X BREWING LLC, a California limited liability company (the "Company"), hereby represent and agree that they have caused to be filed, on behalf of the Company, Articles of Organization with the Secretary of State for the State of California, and that they desire to enter into this amended and restated operating agreement in accordance with the California Revised Uniform Limited Liability Company Act ("RULLCA") (the "Act") regarding the conduct of the business and affairs of the Company. This Agreement amends and restates all prior agreements between the Members of the Company including, but not limited to, the Operating Agreement dated April 30, 2013 and the Partnership Agreement dated March 8, 2015.

The Company is a California limited liability company based in San Diego, California. The Company was formed on December 21, 2012 to provide small beer manufacturing, and to engage in any other lawful business activity that is permitted by the Act and approved by the Managers.

NOW, THEREFORE, the Members agree as follows:

ARTICLE I. DEFINITIONS

When used in this Agreement, the following capitalized terms shall have the meanings provided below:

"Act."

Section 1.1. "Act" means the California Revised Uniform Limited Liability Company Act ("RULLCA"), contained in Corp. Code §§ 17701 et seq., as amended from time to time.

"Agreement."

Section 1.2. "Agreement" means this Operating Agreement, in its original form and as amended from time to time.

"Articles."

Section 1.3. "Articles" means the Articles of Organization filed with the California Secretary of State on December 21, 2012 forming this limited liability company, as initially filed and as they may be amended from time to time.

"Bankruptcy."

Section 1.4. "Bankruptcy" means, with respect to any Person, being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

"Capital Account."

Section 1.5. "Capital Account" means the amount of the capital interest of a Member in the Company as reflected in a separate Capital Account that will be maintained for each Member. Each Member's Capital Account will be increased by: (i) the amount of any Capital Contribution made by such Member to the Company; (ii) allocations to such Member of Net Profits; and (iii) allocations to such Member of income described in Code section 705(a)(1)(B). Each Member's Capital Account will be decreased by: (i) the amount of any Distribution to such Member by the Company (including, with respect to property distributed to the Member, the fair market value of such property net of liabilities secured by such property that such Member is considered to assume or take subject to under Code section 752); (ii) allocations to such Member of expenditures described in Code section 705(a)(2)(B); and (iii) allocations to such Member of Net Losses.

"Capital Contribution."

Section 1.6. "Capital Contribution" means any Member's contribution to the capital of the Company in cash, property, services rendered or a promissory note or other binding obligation to contribute cash or property or to render services. The amount of any non-cash contribution shall be the agreed fair market value of such contribution (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code section 752).

"Cause."

Section 1.7. "Cause" shall mean: (i) committing a willful or grossly negligent act or an act of fraud which adversely affects the Company; (ii) committing a felony or other criminal act of moral turpitude; or (iii) abusing alcohol, narcotics or any other controlled substance or drug while performing obligations under this Agreement.

"Code."

Section 1.9. "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision of any succeeding revenue law.

"Company."

Section 1.10. "Company" means BORDER X BREWING LLC, the entity formed in accordance with this Agreement and the Articles, and any successor limited liability company.

"Corp. Code."

Section 1.11. "Corp. Code" means the California Corporations Code, as amended from time to time, and the provisions of any succeeding law.

"Departing Member."

Section 1.12. "Departing Member" means any Member whose conduct results in a Dissolution Event or who withdraws from the Company, where such withdrawal does not result in dissolution of the Company.

"Dissolution Event."

Section 1.13. "Dissolution Event" means, with respect to any Member, one or more of the following: the death, resignation, retirement, expulsion, bankruptcy, or dissolution of any Member.

"Distribution."

Section 1.14. "Distribution" means the transfer of money or property by the Company to the Members without consideration.

"Fiscal Year."

Section 1.15. "Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

"Majority Interest."

Section 1.16. "Majority Interest" means the interest of the Members holding greater than fifty percent (50%) of the total Voting Interests held by the Members.

"Manager."

Section 1.17. "Manager" means one or more managers. Specifically, "Manager" means the Persons listed at Section 5.2 and on Exhibit A, or any other Persons that succeed him, her or it in that capacity. References to the Manager in the singular or as him, her, it, itself, or other like references will also, where the context so requires, be deemed to include the plural or the masculine or feminine preference, as the case may be.

"Member."

Section 1.18. "Member" means each Person who: (1) has been admitted into membership in the Company; and (2) executes or causes to be executed this Agreement and any subsequent amendments hereto; and (3) has not engaged in conduct resulting in a Dissolution Event or terminated membership for any other reason.

"Membership Interest."

Section 1.19. "Membership Interest" means a Member's rights in the Company, collectively, including the Member's economic interest, right to vote and participate in management, and right to information concerning the business and affairs of the Company provided in this Agreement or under the Act.

"Negative Capital Account."

Section 1.20. "Negative Capital Account" means a Capital Account with a balance of less than zero.

"Net Profits" and "Net Losses."

Section 1.21. "Net Profits" and "Net Losses" mean the Company's income, loss, and deductions computed at the close of each fiscal year in accordance with the accounting methods used to prepare the Company's information tax return filed for federal income tax purposes.

"Percentage Interest."

Section 1.22. "Percentage Interest" for purposes of allocation of Net Profits and Net Losses to Member are calculated annually prior to the tax filing due date of the Company as set forth in Exhibit A attached hereto and as recalculated from time to time pursuant to this Agreement. "Percentage Interest" for purposes of allocation of Voting Interests is set forth opposite the name of that Member under the column "Member's Voting Percentage" in Exhibit A.

"Person."

Section 1.23. "Person" means an individual, partnership, limited partnership, corporation, limited liability company, registered limited liability partnership, trust, estate, association, or any other entity.

"Positive Capital Account."

Section 1.24. "Positive Capital Account" means a Capital Account with a balance greater than zero.

"Regulations."

Section 1.25. "Regulations," as used in this Agreement, refers to the income tax regulations of the United States Treasury Department promulgated under the Code, including any temporary regulations, and any successor regulations which may be promulgated.

"Remaining Members."

Section 1.26. "Remaining Members" means, upon the occurrence of a Dissolution Event, those Members of the Company whose conduct did not cause its occurrence.

"Secretary of State."

Section 1.27. "Secretary of State" means the Secretary of State for the State of California.

"Tax Matters Member" ("Tax Matters Partner").

Section 1.28. "Tax Matters Partner," as defined in Code section 6231(a)(7), is that Person designated by the Company in Section 8.6 to serve as the Company's representative in all examinations of the Company's affairs by taxing authorities.

"Voting Interests."

Section 1.29. "Voting Interests" mean those rights of a Member to vote described in this Agreement, the Articles and the Act.

ARTICLE II. FORMATION AND ORGANIZATION

Initial Date and Initial Parties.

Section 2.1. <u>Initial Date and Initial Parties</u>. This Agreement is first entered into on the Effective Date, by and among the Company and the persons and entities who are Members of the Company on that date.

Subsequent Parties.

Section 2.2. <u>Subsequent Parties</u>. No person and entity may become a Member of the Company without agreeing to and becoming a signatory of this Agreement and any offer or assignment of a Membership interest is contingent upon the fulfillment of this condition.

Name.

Section 2.3. <u>Name</u>. The name of this Company is BORDER X BREWING LLC.

Term.

Section 2.4. <u>Term</u>. The Company commenced upon the filing of its Articles of Organization with the California Secretary of State on December 21, 2012 and it shall continue in existence until termination under the provisions of the Act or such earlier time as determined in accordance with the provisions of this Agreement.

Principal Place of Business.

Section 2.5. <u>Principal Place of Business</u>. The Company will have its principal place of business at 2181 Logan Avenue, San Diego, CA 92113 or at any other address within the State of California, or the United States, upon which the Managers decide. The Company shall maintain its principal executive offices at its principal place of business, as well as maintaining at that location all records and documents which it is required to keep by Corp. Code § 17701.13.

Resident Agent.

Section 2.6. <u>Resident Agent</u>. The name and address of the Company's agent for service of process in the State of California is LegalZoom.com, Inc.

Names and Addresses of Members.

Section 2.7. <u>Names and Addresses of Members</u>. The name, present mailing address, Capital Contributions and initial Percentage Interest of each Member is listed on <u>Exhibit A</u> attached hereto. The name and present mailing address of the Managers is also listed in <u>Exhibit A</u>.

Authorization and Purpose.

Section 2.8. Authorization and Purpose. Pursuant to the Act, the Members have formed this Company and have filed the Articles with the Secretary of State. The Members intend to govern the Company in accordance with the Act, the Articles, and this Agreement and to have their rights and liabilities in connection with the Company to be so determined. In the event of any conflict between the Act and the Articles and Agreement, this Agreement will control, to the extent permitted by the Act. The purpose of the Company is to engage in any lawful business activity that is permitted by the Act, including but not limited to small beer manufacturing.

ARTICLE III. CAPITAL CONTRIBUTIONS AND ACCOUNTS

Current Contributions.

Section 3.1. Current Contributions. The current Capital Contribution of each Member is listed in Exhibit A attached hereto. Exhibit A shall be amended from time to time to, but no less than annually, reflect any changes or adjustments in the respective Capital Contributions or annual Percentage Interests in Net Profits and Net Losses of the Members as required or permitted under this Agreement.

Additional Contributions.

Section 3.2. Additional Contributions. No Member may be required to make any additional Capital Contributions to the Company other than the capital contributions set opposite to the name of the Member listed in Exhibit A, as it may be amended from time to time. Members that choose to contribute additional capital in cash to Company shall do so and shall receive a credit to that Member's Capital Account in the amount of any additional capital that the Member contributes to Company. Immediately following such Capital Contributions, the annual Percentage Interests in Net Profits and Net Losses will be adjusted, and Exhibit A will be revised, to reflect the new relative proportions of the Members' Capital Accounts.

Interest Payments.

Section 3.3. Interest Payments. No Member shall be entitled to receive interest payments in connection with any contribution of capital to the Company.

Right to Return of Contributions.

Section 3.4. Right to Return of Contributions. No Member shall be entitled to a return of any capital contributed to the Company, except as expressly provided in this Agreement in Article IX.

Capital Accounts.

Section 3.5.   Capital Accounts. A Capital Account shall be created and maintained by the Company for each Member, in conformance with Regulations section 1.704-1(b)(2)(iv), which shall reflect all Capital Contributions by the Member to the Company, allocations of Net Profits and Net Losses to the Member and distributions to the Member. Should any Member transfer or assign all or any part of his or her membership interest in accordance with this Agreement, the successor shall receive that portion of the Member's Capital Account attributable to the interest assigned or transferred.

Failure of Member to Make Contribution.

Section 3.6. Failure of Member to Make Contribution. All Members shall make timely payment to the Company of required Capital Contributions. A Member who is in default may have his or her proportionate interest in the Company diluted, reduced, or even eliminated, depending on the extent and circumstances of the default as determined by the Managers.

Loans by Members to Company.

Section 3.7. No Member shall be obligated or have the right to loan money to the Company. Any loan by a Member to the Company approved by the Managers shall be separately entered on the books of the Company as a loan to the Company and not as a Capital Contribution, shall bear interest at such rate as may be agreed upon by the lending Member and approved by the Managers, and shall be evidenced by a promissory note duly executed by a Manager or authorized officer on behalf of the Company and delivered to the lending Member.

ARTICLE IV. MEMBERS

Limitation of Liability.

Section 4.1.   Limitation of Liability. No Member shall be personally liable for the debts, obligations, liabilities, or judgments of the Company solely by virtue of his or her membership in the Company, except as expressly set forth in this Agreement or as required by law. On application to a court of competent jurisdiction by a judgment creditor of a Member, the court may charge the Membership Interest with payment of the unsatisfied amount of the judgment with interest. To the extent so charged, the judgment creditor has only the rights of an assignee of the Membership Interest. This Section 4.1 does not deprive any Member of the benefit of any exemption from legal process applicable to that Member's interest. The entry of a charging order is the exclusive remedy by which a judgment creditor of a Member may satisfy a judgment out of the judgment debtor's limited liability company interest and no creditor of a Member shall have any right to obtain possession of, or otherwise exercise legal or equitable remedies with respect to, the property of the Company.

Competing Activities.

Section 4.2. Competing Activities. The Members expressly acknowledge and agree that they are permitted to participate in other business activities that may be in competition, direct or indirect, with those of the Company. The Members further acknowledge that they are under no obligation to present to the Company any business or investment opportunities, even if the opportunities are of such a character as to be appropriate for the Company's undertaking. Each Member hereby waives the right to any claim against any other Member on account of such competing activities.

Compensation of Members.

Section 4.3. Compensation of Members. No Member shall be entitled to compensation for services rendered to the Company, absent approval by the Managers. However, Members shall be entitled to reimbursement for the actual cost of goods and services provided to the Company.

Transactions with Company.

Section 4.4. Transactions with Company. The Managers may permit a Member to lend money to and transact business with the Company, subject to any limitations contained in this Agreement or in the Act. To the extent permitted by applicable laws, such a Member shall be treated like any other Person with respect to transactions with the Company.

Members Are Not Agents.

Section 4.5. Members Are Not Agents. Each of the Members of the Company has agreed to delegate the management of the Company to the Managers and, accordingly, expressly relinquishes any rights he or she might otherwise have to act on behalf of the Company, to incur liability on behalf of the Company or to bind the Company in any way. Unless authorized by the Act, this Agreement or the Managers, Members shall not act as agents of the Company.

Meetings and Written Consent Actions.

Section 4.6. Meetings and Written Consent Actions. There will be no required regular or annual meetings of the Members. Special meetings of the Members will be held on request of the Managers or any Member or Members representing more than 10 percent of the Member's Voting Percentage. Meetings of the Members shall be held at the Company's principal executive office or at any other place selected by a Manager. Written notice of any special meeting shall be provided to all Members entitled to vote at the meeting. Notice shall be given in accordance with the requirements of Corp. Code § 17704.07. Any meetings of the Members shall be conducted in accordance with all of the requirements under the Act. Any action that may be taken at a meeting of the Members may be taken without a meeting and without prior notice, if written consents to the action are submitted to the Company within sixty (60) days of the record date for the taking of the action, executed by Members holding a sufficient number of votes to authorize the taking of the action.

Voting Rights.

Section 4.7. <u>Voting Rights</u>. Except as expressly provided in the Articles or in this Agreement, or as required under non-waivable provisions of the Act, Members shall have no voting, approval, or consent rights. Unless otherwise provided in this Agreement, all matters requiring the vote, approval, or consent of the Members may be authorized upon the vote, approval, or consent of those Members holding a Majority Interest.

ARTICLE V. MANAGEMENT

Management.

Section 5.1. <u>Management</u>. The business and affairs of the Company will be managed by TWO managers (the "Managers"), who may, but need not, be the Members. The Managers are authorized and directed to manage and control the business of the Company. Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of the Act, the Managers have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Managers shall have the power to make decisions and take actions only with the consent of all of the Managers.

Manager.

Section 5.2. <u>Manager</u>. Martin Favela and Marcel Ivan Favela are designated to serve as the Managers and each shall continue to serve as a Manager until his death, resignation, disability or removal for Cause. In the event that Martin Favela or Marcel Ivan Favela ceases to act as Manager, the succeeding Manager shall be elected by a vote of a Majority Interest of the Members.

Certain Powers of Manager.

Section 5.3. <u>Certain Powers of Manager</u>. Without limiting the generality of Section 5.1, the Managers shall have the power and authority on behalf of the Company to:

    (a)   construct, operate, maintain and improve any real and personal property owned by the Company;

    (b)   prepay, in whole or in part, refinance, amend, modify or extend any mortgages or trust deeds affecting the assets of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals or modifications of such mortgages or trust deeds;

    (c)   purchase liability and other insurance to protect the Company's property and business;

    (d)   hold and own Company real and personal properties in the name of the Company;

    (e)   execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes, negotiable instruments and other evidences of indebtedness obligating the Company to pay money to a third party; mortgages or deeds of trusts; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments and bills of sale; leases; and any other instruments or documents necessary or desirable to the business of the Company;

(f)   endorse checks, drafts or other evidence of indebtedness to the Company for deposit into one of the Company's accounts;

(g)   employ employees, accountants, legal counsel, managing agents, tradesmen, contractors, subcontractors or other Persons to perform services for the Company;

(h)   enter into any and all other agreements on behalf of the Company, in such forms as the Manager may approve; and

(i)   do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Agreement or by the Managers, no Member (other than a Member acting as a Manager), attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Managers to act as an agent of the Company in accordance with the preceding sentence. Any Member who takes any action or binds the Company in violation of this Section 5.3 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to such loss or expense.

Limitations on Manager Authority.

Section 5.4.   Limitations on Manager Authority. The Managers shall have the power and authority on behalf of the Company to do the following only upon prior vote of a Majority Interest of the Members:

(a)   acquire any real or personal property from any Person, whether or not such Person is directly or indirectly affiliated or connected with the Manager or any Member;

(b)   borrow money for the Company from banks, other lending institutions, the Manager, Members, or Affiliates of the Manager or Members on such terms as the Manager deems appropriate, and in connection therewith, to hypothecate, mortgage, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(c)   prepay, in whole or in part, refinance, amend, modify or extend any mortgages or trust deeds affecting the assets of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals or modifications of such mortgages or trust deeds;

(d)   invest Company funds in time deposits, short-term governmental obligations, commercial paper or other investments;

(e)   sell, exchange or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan as long as such disposition is not in violation of, or a cause of a default under, any other agreement to which the Company may be bound; and

(f)   commence lawsuits and other proceedings on behalf of the Company.

Liability for Certain Acts.

Section 5.5. <u>Liability for Certain Acts</u>. The Managers shall perform their duties as Managers in good faith, in a manner they reasonably believe to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. If the Managers so perform their duties as Managers they shall not have any liability by reason of being or having been a Manager of the Company. The Managers shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence or willful misconduct by the Managers. The Managers do not, in any way, guarantee the return of the Member's Capital Contributions or a profit for the Members from the operations of the Company.

Manager Has No Exclusive Duty to Company.

Section 5.6. <u>Manager Has No Exclusive Duty to Company</u>. A Manager shall not be required to manage the Company as her sole and exclusive function, and she may have other business interests and engage in activities in addition to those relating to the Company, including but not limited to activities that may be competitive with the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of a Manager or to the income or proceeds derived therefrom. The Managers shall incur no liability to the Company or any Member as a result of engaging in any other business interests or activities.

Bank Accounts.

Section 5.7. <u>Bank Accounts</u> .The Managers may from time to time open bank accounts in the name of the Company, and the Managers and anyone approved by a Manager shall be signatories thereon.

Indemnity of the Manager.

Section 5.8. <u>Indemnity of the Manager</u>. The Company must indemnify, hold harmless and defend the Managers from and against all claims and demands to the maximum extent permitted under the Act as provided more fully in Article X.

Reimbursement to Manager; Salaries.

Section 5.9. <u>Reimbursement to Manager; Salaries</u>. The Company shall reimburse the Managers for all ordinary, necessary, and direct expenses incurred by the Managers on behalf of the Company in carrying out the Company's business activities. No Manager is prevented from receiving such a salary or other compensation because the Manager is also a Member.

Execution of Documents.

Section 5.10. <u>Execution of Documents</u>. Any document or instrument of any and every nature, including without limitation, any agreement, contract, deed, promissory note, mortgage or deed of trust, security agreement, financing statement, pledge, assignment, bill of sale and certificate, which is intended to bind the Company or convey or encumber title to its real or personal property shall be valid and binding for all purposes only if executed by the Managers.

Resignation.

Section 5.11. Resignation. Any Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later date specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

ARTICLE VI. ALLOCATION OF PROFIT AND LOSS

Compliance with the Code and Regulations.

Section 6.1. Compliance with the Code and Regulations. The Company intends to comply with the Code and all applicable Regulations, including without limitation the minimum gain chargeback requirements, and intends that the provisions of this Article be interpreted consistently with that intent.

Net Profits.

Section 6.2. Net Profits. Except as specifically provided elsewhere in this Agreement, Distributions of Net Profit shall be made to Members in proportion to their annual Percentage Interest in Net Profits in the Company.

Net Losses.

Section 6.3. Net Losses. Except as specifically provided elsewhere in this Agreement, Net Losses shall be allocated to the Members in proportion to their annual Percentage Interest in Net Losses in the Company.

Distributions.

Section 6.4. Distributions. The Managers shall cause the Company to make Distributions as determined by a vote of the Majority Interest of the Members. Such a Distribution shall be made in proportion to the unreturned capital contributions of each Member until all contributions have been paid, and thereafter in proportion to each Member's annual Percentage Interest in Net Profits and Net Losses in the Company.

Members Bound by These Provisions.

Section 6.5. Members Bound by These Provisions. The Members understand and acknowledge the tax ramifications of the provisions of this Article and agree to be bound by these provisions in reporting items of income and loss relating to the Company on their federal and state income tax returns.

ARTICLE VII. TRANSFERS AND TERMINATIONS OF MEMBERSHIP INTERESTS

Restriction on Transferability of Membership Interests.

Section 7.1. <u>Restriction on Transferability of Membership Interests</u>. A Member may not transfer, assign, encumber, or convey all or any part of his or her Membership interest in the Company, except as provided herein. In entering into this Agreement, each of the Members acknowledges the reasonableness of this restriction, which is intended to further the purposes of the Company and the relationships between the Members.

Permitted Transfers.

Section 7.2. <u>Permitted Transfers</u>. In order to be permitted, a transfer or assignment of all or any part of a Membership interest must comply with the following conditions:

(a) To such Member's spouse, siblings, descendants (including adoptive relationships and stepchildren) and the spouse of each such natural persons ("Family Members"), or to a trust under which the distribution of the Membership interest may be made only to such Family Members; or

(b) Have the approval of a Majority Interest of the Members. Each Member, in his or her sole discretion, may proffer or withhold approval. In addition, the following conditions must be met:

    (i) the transferee must provide a written agreement, satisfactory to the Members, to be bound by all of the provisions of this Agreement;

    (ii) the transferee must provide the Company with his or her taxpayer identification number and initial tax basis in the transferred interest;

    (iii) the transferee must pay the reasonable expenses incurred in connection with his or her admission to Membership;

    (iv) (d) the transfer must not result in the termination of the Company pursuant to Code section 708;

    (v) (e) the transfer must not render the Company subject to the Investment Company Act of 1940, as amended [15 U.S.C.A. §§ 80a-1 et seq.]; and

    (vi) (f) the transferor must comply with the provisions of Section 7.3.

Company's Right to Purchase Transferor's Interest.

Section 7.3. <u>Company's Right to Purchase Transferor's Interest</u>. Any Member who wishes to transfer all or any part of his or her interest in the Company shall immediately provide the Company with written notice of his or her intention. The notice shall fully describe the nature of the interest to be transferred. Thereafter, the Company, or its nominee, shall have the option to purchase the transferor's interest at a price equal to the amount that the transferor would receive if the Company were liquidated as of the date of the proposed transfer and an amount equal to the book value of the Company was available for distribution to the Members, in accordance with Section 9.3.

(a) The option provided to the Company shall be irrevocable and shall remain open for thirty (30) days from the date that notice is given, except that if notice is given by regular mail, the option shall remain open for thirty-five (35) days from the date that notice is given to the Company.

(b) At any time while the option remains open, the Company may elect to exercise the option and purchase the transferor's interest in the Company. The transferor Member shall not vote on the question of whether the Company should exercise its option.

(c) If the Company chooses to exercise its option to purchase the transferor's interest, it shall provide written notice to the transferor within the option period. The notice shall specify a closing date for the purchase, which shall occur within ninety (90) days of the expiration of the option period. On the closing date, the transferor shall be paid in cash the purchase price and shall deliver an instrument of title, unencumbered and containing warranties of title, conveying his or her interest in the Company.

(d) If the Company declines to exercise its option to purchase the transferor Member's interest, the transferor Member may then transfer his or her interest in accordance with Section 7.2.

Transfers Not in Compliance with This Agreement.

Section 7.4. <u>Transfers Not in Compliance with This Agreement</u>. Any transfer not in compliance with the provisions of Sections 7.2 and 7.3 or any other provision of this Agreement shall be null and void and have no force or effect and any purported transferee in a non-compliant transfer shall have no right to participate in the management of the business and affairs of the Company or to become a Member unless and until the provisions of Sections 7.2 and 7.3 and any other provision of this Agreement have been satisfied.

Occurrence of Dissolution Event.

Section 7.5. <u>Occurrence of Dissolution Event</u>. Upon the withdrawal, expulsion, insanity, bankruptcy, or dissolution of any Member (a "Dissolution Event"), the Company shall be dissolved, unless a Majority Interest of the Remaining Members elect within ninety (90) days thereafter to continue the operation of the business. In the event that the Remaining Members so agree, the Company and the Remaining Members shall have the right to purchase the interest of the Member whose actions caused the occurrence of the Dissolution Event. The interest shall be sold in the manner described in Section 7.6.

Purchase of Interest of Departing Member.

Section 7.6. <u>Purchase of Interest of Departing Member</u>. The purchase price of a Departing Member's interest shall be determined in accordance with the procedure provided in Section 7.3.

(a) Once a value has been determined, each Remaining Member shall be entitled to purchase that portion of the Departing Member's interest that corresponds to his or her percentage ownership of the annual Percentage Interest of Net Profits and Net Losses of those Members electing to purchase a portion of the Departing Member's interest in the Company.

(b) Each Remaining Member desiring to purchase a share of the Departing Member's interest shall have thirty (30) days to provide written notice to the Company of his or her intention to do so. The failure to provide notice shall be deemed a rejection of the opportunity to purchase the departing Member's interest.

(c) If any Member elects not to purchase all of the Departing Member's interest to which he or she is entitled, the other Members may purchase that portion of the Departing Member's interest. Any interest which is not purchased by the Remaining Members may be purchased by the Company.

(d) The Manager shall assign a closing date within one hundred twenty (120) days after the Member's election to purchase is completed. At that time, the Departing Member shall deliver to the Manager and the Remaining Members an instrument of title, free of any encumbrances and containing warranties of title, duly conveying his or her interest in the Company and, in return, he or she shall be paid the purchase price for his or her interest in cash. The Departing Member, the Manager, and the Remaining Members shall perform all acts reasonably necessary to consummate the transaction in accordance with this Agreement.

No Release of Liability.

Section 7.7. No Release of Liability. Any Member whose interest in the Company is sold pursuant to Article VII is not relieved thereby of any liability he or she may owe the Company.

ARTICLE VIII. BOOKS, RECORDS, AND REPORTING

Books and Records.

Section 8.1. Books and Records. The Managers shall maintain at the Company's principal place of business the following books and records:

(a) a current list of the full name and last known business or residence address of each Member and Manager set forth in alphabetical order, together with the Capital Contribution and Membership Interest of each Member;

(b) a copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto were executed;

(c) copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d) a copy of this Agreement and any amendments hereto, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments hereto were executed;

(e) copies of the Company's financial statements, if any, for the six (6) most recent fiscal years;

(f) the books and records of the Company as they relate to its internal affairs for at least the current and past four (4) fiscal years; and

(g) true and correct copies of all relevant documents and records indicating the amount, cost, and value of all of the property and assets of the Company.

Accounting Methods.

Section 8.2. Accounting Methods. The books and records of the Company shall be maintained in accordance with the accounting methods utilized for federal income tax purposes.

Reports.

Section 8.3. Reports. The Managers shall cause to be prepared and filed in a timely manner all reports and documents required by any governmental agency. The Managers shall cause to be prepared at least annually all information concerning the Company's operations that is required by the Members for the preparation of their federal and state tax returns. The Managers shall send to each Member within ninety (90) days of the conclusion of the taxable year: (a) all information concerning the Company's operations necessary to the preparation of the Member's individual federal and state income tax or information returns; and (b) a copy of the Company's federal, state, and local income tax or information returns for the taxable year.

Inspection Rights.

Section 8.4. Inspection Rights. For purposes reasonably related to their interests in the Company, all Members shall have the right to inspect and copy the records of the Company required to be maintained pursuant to Corp. Code 17701.13 during normal business hours, upon reasonable request.

Bank Accounts.

Section 8.5. Bank Accounts. The Managers shall maintain all of the funds of the Company in a bank account or accounts in the name of the Company, at a depository institution or institutions to be determined by the Managers. The Managers shall not permit the funds of the Company to be commingled in any manner with the funds or accounts of any other Person. The Managers shall have the powers enumerated in Section 5.3 with respect to endorsement of checks, drafts, or other evidence of indebtedness to the Company and signature of checks, drafts, or other evidence of indebtedness obligating the Company to pay money to a third party.

Tax Matters Member (Tax Matters Partner).

Section 8.6. Tax Matters Member (Tax Matters Partner). The Company designates Marcel Ivan Favela as Tax Matters Member (Tax Matters Partner), as defined in Code section 6231(a)(7), to represent the Company, at the Company's expense, in all examinations of the Company's affairs by taxing authorities and to expend Company monies to obtain necessary professional services in connection with such examinations.

ARTICLE IX. DISSOLUTION, LIQUIDATION, AND WINDING UP

Conditions Under Which Dissolution Shall Occur.

Section 9.1. <u>Conditions Under Which Dissolution Shall Occur</u>. The Company shall dissolve and its affairs shall be wound up upon the happening of the first to occur of the following:

(a) at the time specified in the Articles;

(b) upon the happening of a Dissolution Event, and the failure of the Remaining Members to elect to continue the Company in accordance with Section 7.5;

(c) upon the vote of a Majority Interest of the Members to dissolve;

(d) upon the entry of a decree of judicial dissolution pursuant to Corp. Code § 17707.03; or

(e) upon the sale of all or substantially all of the Company's assets.

Winding Up and Dissolution.

Section 9.2. <u>Winding Up and Dissolution</u>. If the Company is dissolved, the Managers shall wind up its affairs, including the selling of all of the Company's assets and the provision of written notification to all of the Company's creditors of the commencement of dissolution proceedings. The Managers shall be entitled to reasonable compensation for winding up the Company's affairs.

Order of Payment.

Section 9.3. <u>Order of Payment</u>. After determining that all known debts and liabilities of the Company in the process of winding up have been paid or provided for, including, without limitation, debts and liabilities to Members who are creditors of the Company, the Managers shall distribute the remaining assets among the Members in accordance with their annual Percentage Interests in Net Profits and Net Losses.

Members' Receipt of Payment.

Section 9.4. <u>Members' Receipt of Payment</u>. Except as otherwise provided in this Agreement or by the Act, the Members are entitled to payment of their Capital Account balances only from the Company and are not entitled to recover their Positive Capital Account balance or share of Net Profits from any individual Member or Manager, except as provided in Article X.

Filing of Certificates.

Section 9.5. <u>Filing of Certificates</u>. Upon the dissolution of the Company, the Managers shall file a Certificate of Dissolution with the Secretary of State. After the winding up of the Company's affairs has been completed, the Managers shall file a Certificate of Cancellation of the Articles of Organization with the Secretary of State.

ARTICLE X. INDEMNIFICATION AND FIDUCIARY DUTIES

The Company shall indemnify, hold harmless and defend any Member or Manager and may indemnify any Person to the fullest extent permitted under the Act on the date such indemnification is requested for any judgments, settlements, penalties, fines, or expenses of any kind incurred as a result of that Person's performance in the capacity of Member, Manager, officer, employee, or agent of the Company, as long as the Member, Manager or Person did not engage in acts that involve a breach of fiduciary duty. The standard of the fiduciary duty each Member and Manager owes to the Company and to its Managers and Members is that of a partner to a partnership and to its partners. A Member's or Manager's standard of conduct owed to the Company and other Members and Managers is to act in the highest good faith to the Members and Managers, and a Member or Manager may not seek to obtain an advantage in the Company affairs by the slightest misconduct, misrepresentation, concealment, threat, or adverse pressure of any kind.

ARTICLE XI. PROTECTION OF TRADE SECRETS

Each Member acknowledges that the trade secrets, processes, methods, and technical information of the Company and any other matters designated by the Managers are valuable assets. Unless he or she obtains the written consent of a Manager, each Member agrees never to disclose to any individual or organization, except in authorized connection with the business of the Company any trade secret, process, or other matter referred to in this Section while a Member of the Company, or at any later time.

ARTICLE XII. MISCELLANEOUS PROVISIONS

Assurances.

Section 12.1. <u>Assurances</u>. Each Member shall execute all documents and certificates and perform all acts deemed appropriate by the Managers and the Company or required by this Agreement or the Act in connection with the formation and operation of the Company and the acquisition, holding, or operation of any property by the Company.

Complete Agreement.

Section 12.2. <u>Complete Agreement</u>. This Agreement and the Articles constitute the complete and exclusive statement of the agreement among the Members with respect to the matters discussed herein and therein and they supersede all prior written or oral statements among the Members, including any prior statement, warranty, or representation.

Section Headings.

Section 12.3. <u>Section Headings</u>. The section headings which appear throughout this Agreement are provided for convenience only and are not intended to define or limit the scope of this Agreement or the intent or subject matter of its provisions.

Binding Effect.

Section 12.4. <u>Binding Effect</u>. Subject to the provisions of this Agreement relating to the transferability of Membership interests, this Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors, and assigns.

Interpretation.

Section 12.5. <u>Interpretation</u>. All pronouns and common nouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the context may require. In the event that any claim is made by any Member relating to the drafting and interpretation of this Agreement, no presumption, inference, or burden of proof or persuasion shall be created or implied solely by virtue of the fact that this Agreement was drafted by or at the behest of a particular Member or his or her counsel.

Applicable Law.

Section 12.6. <u>Applicable Law</u>. Each Member agrees that all disputes arising under or in connection with this Agreement and any transactions contemplated by this Agreement shall be governed by the internal law, and not by the law of conflicts, of the State of California.

Jurisdiction and Venue.

Section 12.7. <u>Jurisdiction and Venue</u>. Each Member agrees to submit to the exclusive jurisdiction of the federal and state courts of the State of California, San Diego County in any action arising out of a dispute under or in connection with this Agreement or any transaction contemplated by this Agreement. Each Member further agrees that personal jurisdiction may be affected upon him or her by service of process by registered or certified mail addressed as provided in Exhibit A attached hereto, and that when service is so made, it shall be as if personal service were affected within the State of California, San Diego County.

Specific Performance.

Section 12.8. <u>Specific Performance</u>. The Members acknowledge and agree that irreparable injury shall result from a breach of this Agreement and that money damages will not adequately compensate the injured party. Accordingly, in the event of a breach or a threatened breach of this Agreement, any party who may be injured shall be entitled, in addition to any other remedy which may be available, to injunctive relief to prevent or to correct the breach.

Remedies Cumulative.

Section 12.9. <u>Remedies Cumulative</u>. The remedies described in this Agreement are cumulative and shall not eliminate any other remedy to which a Person may be lawfully entitled.

Notices.

Section 12.10. <u>Notices</u>. Any notice or other writing to be served upon the Company, the Manager or any Member thereof in connection with this Agreement shall be in writing and shall be deemed completed when delivered to the address specified in Exhibit A, if to a Member or the Manager, and to the resident agent, if to the Company. Any Member or the Manager shall have the right to change the address at which notices shall be served upon ten (10) days' written notice to the Company, the Manager and the other Members.

Amendments.

Section 12.11. <u>Amendments</u>. Any amendments, modifications, or alterations to this Agreement or to the Articles must be in writing and signed by all of the Members.

Severability.

Section 12.12. <u>Severability</u>. Each provision of this Agreement is severable from the other provisions. If, for any reason, any provision of this Agreement is declared invalid or contrary to existing law, the inoperability of that provision shall have no effect on the remaining provisions of this Agreement, which shall continue in full force and effect.

Counterparts.

Section 12.13. <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall, when taken together, constitute a single document.

Tax Consequences; Tax Classification.

Section 12.14. <u>Tax Consequences; Tax Classification</u>. The Members acknowledge that the tax consequences of each Member's investment in the Company are dependent on each Member's particular financial circumstances. Each Member will rely solely on the Member's financial and tax advisors and not the Company. The Managers and the Company make no warranties as to the tax benefits that the Members receive or will receive as a result of the Member's investment in the Company. The Members acknowledge that pursuant to the Regulations the Company shall be classified as a partnership for federal income tax purposes.

Spousal Consent.

Section 12.15. <u>Spousal Consent</u>. Within ten (10) days of becoming a Member of the Company or ten (10) days after an individual marries, such Member shall have his or her spouse execute a spousal consent in the same or similar form as the one attached to this Agreement by which that Member's spouse agrees to be bound by the provisions of this Agreement.

Representations and Warranties.

Section 12.16. <u>Representations and Warranties</u>. Each Member represents and warrants to the Company, with respect to such Member's purchase of Membership Interests in the Company, as follows:

(a) Member is relying not on any advice from the Company or the Manager, but rather is relying solely upon the advice of independent professionals and such other material concerning the Company as Member deems appropriate including but not limited to this Agreement.

(b) Member understands that investing in the Company involves a high degree of risk, including the risk of losing all or a substantial portion of Member's Capital Contributions. Member has such financial and business knowledge and experience that Member is capable of evaluating the risks and merits of this investment, and Member has had an opportunity to ask any questions and obtain any additional information desired concerning the Company. Member also understands that no federal or state agency has either made any determination as to the fairness of the investment or has recommended it.

(c) Member is eighteen (18) or more years of age, has sufficient resources to provide for Member's financial needs, and has no need for liquidity in this investment. Member further understands that Member must be prepared to bear the economic risk of this investment for an indefinite period of time because THE SECURITIES HAVE NOT BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS AND, THEREFORE, CANNOT BE SOLD OR TRANSFERRED UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. Subscriber also understands that all certificates evidencing Membership Interests issued will bear a legend noting these restrictions upon transfer.

(d) Member understands that the Company's reliance on an exemption pursuant to rules promulgated under the federal Securities Act of 1933, as amended (the "Securities Act") is predicated in part on the Member's representations set forth in this Agreement. Member specifically represents, warrants, acknowledges and agrees that: (i) Member is acquiring the Membership Interests for investment for Member's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act; (ii) the Membership Interests constitute a "restricted security" under the Securities Act and has not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Member's investment intent as expressed herein (in this connection, Member understands that, in the view of the Securities and Exchange Commission, the statutory basis for such exemption may be unavailable if Member's representation was predicated solely upon a present intention to hold the Membership Interests for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the market price of the Membership Interests, or for a period of one year or any other fixed period in the future) and (iii) the Membership Interests must be held indefinitely unless it is subsequently registered under the Securities Act or an exemption from such registration is available and that the Company is under no obligation to register the Membership Interests.

IN WITNESS WHEREOF, the Members of BORDER X BREWING LLC, a California Limited Liability Company, have executed or caused to be executed this Agreement, effective as of the date set forth at the commencement of the document.

MEMBER:

David Favela

MEMBER:

Marcel Ivan Favela

MEMBER:

Marcelino Favela

MEMBER: _____

Martin Favela

MEMBER: _____

Michael Fuller

Amended & Restated Operating Agreement – Border X Brewing LLC
August 31, 2017

Page 24 of 26

Consent of Spouses

The undersigned are the spouses (referred to individually as "spouse" or collectively as "spouses") of the Members BORDER X BREWING LLC ("Company"). Each spouse acknowledges that he or she has read and understands the Operating Agreement of the Company ("Agreement"). Each spouse understands that by signing the Agreement, each Member has agreed that the Member's interest in the Company, including any portion of that interest that is the community property of the Member and that Member's spouse, shall be subject to all the provisions of the Agreement. Each spouse agrees to be bound by the provisions of the Agreement in their entirety, including, but not limited to, those provisions of the Agreement governing the sale or transfer of interests in the Company. Each spouse further agrees that in the event that his or her Member spouse predeceases him or her, the non-Member spouse will not devise all or any part of any community property interest that he or she may have in the Member's interest in the Company in violation of this Agreement. The spouse of each Member understands and acknowledges that the Manager is operating or managing the business of the Company to the extent provided in the Agreement and that the Manager has and will continue to have the primary management and control of the Company's business, as provided in the Agreement, to the maximum extent that the Manager may lawfully do so.

Executed on _____, at San Diego, California.

SPOUSE

_____

[Signature]

_____

[Print Name]

EXHIBIT A
MEMBERS AND MANAGER OF BORDER X BREWING LLC
AS OF
August 31, 2017

Member's Name and Address	Capital Account	Member's Profit & Loss Percentage Interest	Voting Percentage
David Favela 14085 Via Corsini San Diego, CA 92128	$5,000.00	20%	20%
Marcel Ivan Favela 1184 Bow Willow Trail Way Chula Vista, CA 91915	$5,000.00	20%	20%
Marcelino Favela 1184 Bow Willow Trail Way Chula Vista, CA 91915	$5,000.00	20%	20%
Martin Favela 1184 Bow Willow Trail Way Chula Vista, CA 91915	$5,000.00	20%	20%
Michael Fuller 2001 Main Street San Diego, CA 92113	$100,000.00	20%	20%

APPROVED BY:

_____
Marcel Ivan Favela, Manager

_____
Martin Favela, Manager